August 1, 2005

Ms. Lori Anne Czepiel, Esq.
Sidley Austin Brown & Wood LLP
787 Seventh Avenue
New York, NY  10019

      Re:	MCI, Inc.
      Revised preliminary proxy statement filed on Schedule 14A
      Filed on July 26, 2005 by Deephaven Capital Management LLC
		File No. 1-10415

Dear Ms. Czepiel:

      We have reviewed the above-referenced filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or compliance is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

General

Background of the Decision to Oppose the Proposed Merger, page 1
1. It does not appear that you have added the section title you have referenced in your response to prior comment 1. Please add the section title after the second paragraph.
2. We note the disclosure you have added in response to prior comment
2. In particular, we note your disclosure that "[t]o the extent there is any benefit or detriment to the holders of MCI common stock as a result of the outcome of the vote regarding the potential MCI-
Verizon merger, Deephaven would benefit or be harmed ratably with other MCI stockholders." Please also disclose that Deephaven nevertheless may profit from its positions in, for example, Verizon even if MCI`s stock price falls. Alternatively, please revise to remove the last sentence of this new paragraph as it mitigates the point of this disclosure which is to indicate that your interests may differ from those of other MCI shareholders.



      Please respond to the above comments promptly and comply with our comments when disseminating information in the future. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter filed via EDGAR and tagged as "CORRESP". You should be aware, however, that we may have additional comments based on your supplemental response.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may address questions concerning the above comments to Albert Pappas at (202) 551-3378. If you need additional assistance, you may contact Mara Ransom, Special Counsel, Office of Mergers and
Acquisitions at (202) 551-3264 or me at (202) 551-3810.


								Very truly yours,


								Michele Anderson
								Legal Branch Chief



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Ms. Lori Anne Czepiel, Esq.
August 1, 2005
Page 1